UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release issued by Telecom Italia

Nortel Inversora S.A.

Buenos Aires, October 29, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE: Press Release issued by Telecom Italia

I am writing to you as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel”) to attach a copy of the Press Release made public today by Telecom Italia S.p.A., the indirect controlling shareholder of Nortel.

Sincerely,

Nortel Inversora S.A.

María Blanco Salgado

Responsible for Market Relations

PRESS RELEASE

TELECOM ITALIA: TRANSFER OF 17% OF SOFORA TO FINTECH COMPLETED

Rome, 29 October 2014

Telecom Italia announces that, pursuant to the provisions of the agreements executed on October 24, 2014 regarding the acquisition by Fintech of the shareholding held by the Telecom Italia group in Telecom Argentina (as described in the press release issued on October 25, 2014), the first closing has taken place. Accordingly:

•	the sale to Fintech of the 17% minority interest held by Telecom Italia International in Sofora and the receipt of the amount of USD 215,7 million has occurred;

•	Fintech has purchased the note issued by Telecom Italia International for an amount of USD 600,6 million and pledged it in favour of Telecom Italia and Telecom Italia International.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 29, 2014	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations